                      MERRILL LYNCH INVESTMENT PARTNERS INC.
                                       [LOGO]



                                 ML JWH STRATEGIC
                                ALLOCATION FUND L.P.



                          MONTHLY STATEMENT SEPTEMBER 1998

                                [MERRILL LYNCH LOGO]


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                        ML JWH STRATEGIC ALLOCATION FUND L.P.


Dear Limited Partner,

The Net Asset Value per Unit of ML JWH Strategic Allocation Fund L.P. (the "Fund") increased 7.53% in September to $153.91 per Unit on September 30, 1998 from $143.13 on August 31, 1998.

                  ----------------------------------------------

John W. Henry & Company, Inc. ("JWH") has informed the General Partner that, effective September 21, 1998, the Investment Policy Committee of JWH determined to reallocate the Fund's assets among the JWH trading programs used for the Fund as set forth below:

                                                    PREVIOUS          NEW
                                                   ALLOCATION     ALLOCATION
                                                     5/8/98         9/21/98
                                                   ----------     ----------
Original Investment Program                           18.6%          20.0%
Global Financial Portfolio                            13.9%          15.0%
Financial & Metals Portfolio                          19.7%          12.5%
G-7 Currency Portfolio                                11.5%          12.5%
Global Diversified Portfolio                           9.0%          10.0%
Dollar Program                                         6.8%           7.5%
Worldwide Bond Program                                 4.6%           5.0%
Global Analytics                                      15.9%          17.5%

The new allocation will return the Fund to the allocation level of January 1, 1998.

                  ----------------------------------------------

Set forth below is a report from John W. Henry & Company, Inc. commenting on the Fund's performance for last quarter. This report is included for the convenience of the Fund's investors and may not reflect the opinions or recommendations of Merrill Lynch Investment Partners Inc. ("MLIP"). MLIP takes no responsibility for the accuracy of any information contained in the report.

                            Sincerely,

                            John R. Frawley, Jr.
                            President & Chief Executive Officer
                            MERRILL LYNCH INVESTMENT PARTNERS INC.
                            (General Partner)

                    QUARTERLY MARKET REVIEW BY THE TRADING ADVISOR
                            JOHN W. HENRY & COMPANY, INC.

ML JWH Strategic Allocation Fund L.P. recorded strong gains in the three month period ended September 30, 1998 - capitalizing for the most part on trending opportunities in interest rate and agricultural commodity markets worldwide - in the majority of the Fund's programs, reversing the modest losses experienced in the first half of the year. This favorable performance for the quarter was in direct contrast with the performance of world equity markets, which were down substantially.

Worldwide economic turmoil was the focus of investors during the quarter.
Global investor uncertainty, the Russian default on its debt, decline in financial market liquidity, fears of recession, commodity deflation and a flight to quality, all contributed to the development of trends in key markets. Chief among these trends were the rising government bond markets, particularly in Germany and the U.S., where yields - which move in the opposite direction to prices - fell to historic lows. Positions in this sector resulted in substantial gains for the quarter.

Prices for agricultural commodities continued to be pressured downward by reduced demand from emerging markets as well as expectations of large crops from producer nations, the result of nearly ideal growing conditions. Corn and sugar prices plummeted to 11-year lows on the bearish fundamentals; positions in both commodities were profitable as were positions in wheat, cocoa, soybeans, soybean oil and meal, offsetting losses in other commodities traded.

Currencies afforded fewer opportunities for profit. The U.S. dollar, rangebound against the Japanese yen for much of the quarter, began a steep decline in September, as Japanese officials renewed their threats of intervention in the currency markets and prospects for passage of a bank reform bill in Parliament improved. The German mark rose against its major counterparts, including the dollar which suffered from its association with the declining U.S. equity market. Trends in other currencies also shifted, negatively impacting positions taken.

On balance for the quarter, profitable positions in interest rates and agricultural commodities more than offset losses in currencies, metals and stock indices. Performance in energy markets was mixed.

FOR THE EXCLUSIVE USE OF INVESTORS IN ML JWH STRATEGIC ALLOCATION FUND L.P. THIS MONTHLY REPORT IS NOT AN OFFER TO SELL NOR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. AN OFFER CAN ONLY BE MADE BY THE CURRENT PROSPECTUS TOGETHER WITH SUMMARY FINANCIAL INFORMATION FOR THE FUND CURRENT WITHIN 60 DAYS. THESE MATERIALS CONTAIN IMPORTANT INFORMATION ABOUT RISK FACTORS, PERFORMANCE AND OTHER ASPECTS OF THE FUND AND MUST BE READ CAREFULLY BEFORE INVESTING. FUTURES TRADING IS SPECULATIVE AND INVOLVES A HIGH DEGREE OF RISK. PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.

THIS MONTHLY REPORT MUST NOT BE REPRODUCED OR DISTRIBUTED IN ANY MANNER.

                       ML JWH STRATEGIC ALLOCATION FUND L.P.
                                 SEPTEMBER 30, 1998
                                STATEMENT OF CHANGES
                                 IN NET ASSET VALUE
                                    (UNAUDITED)


Net Asset Value (1,725,237 Units)
  at August 31, 1998                                              $ 246,927,915
Additions of 137,254 Units                                           19,645,165
Net Income/(Loss) for September 1998                                 20,074,174
Redemptions of 12,117 Units                                          (1,864,927)
                                                                  -------------
Net Asset Value (1,850,374 Units) at
  September 30, 1998                                              $ 284,782,327
                                                                  -------------
                                                                  -------------
Net Asset Value per Unit at
 September 30, 1998                                               $      153.91
                                                                  -------------
                                                                  -------------

--------------------------------------------------------------------------------

                              STATEMENT OF INCOME/(LOSS)
                                     (UNAUDITED)

                                                                   September
                                                                  -------------
Revenues:
  Realized Profit/(Loss)                                          $   4,086,573
  Change in Unrealized Profit/(Loss)                                 20,058,904
                                                                  -------------
Total Trading Results                                                24,145,477
  Interest Income                                                     1,171,994
                                                                  -------------
Total Revenues                                                       25,317,471

Expenses:
  Brokerage Commissions                                               1,897,781
  Administrative Fees                                                    61,219
                                                                  -------------
Total Expenses                                                        1,959,000
                                                                  -------------
Income/(Loss) Before Special Profit
  Share Allocation and Minority Interest                             23,358,471
                                                                  -------------
Minority Interest                                                       (10,818)
Special Profit Share Allocation                                      (3,273,479)
                                                                  -------------
Net Income/(Loss)                                                 $  20,074,174
                                                                  -------------
                                                                  -------------


TO THE BEST OF THE KNOWLEDGE AND BELIEF OF THE UNDERSIGNED THE INFORMATION CONTAINED IN THIS REPORT IS ACCURATE AND COMPLETE.

                                        /s/ Jo Ann Di Dario
                                        ---------------------------------------
                                        Jo Ann Di Dario
                                        Chief Financial Officer
                                        MERRILL LYNCH INVESTMENT PARTNERS, INC.

Please notify the following of any address changes:

MERRILL LYNCH INVESTMENT PARTNERS INC.
Merrill Lynch World Headquarters
South Tower
World Financial Center
New York, New York  10080-6106


                                                                     JWHSDOM